File No. 2230-1
David L. Ficksman (310) 789-1290 dficksman@troygould.com

November 15, 2006

Via Edgar and Facsimile

Mr. H. Christopher Owings, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0406

Re:	SORL Auto Parts, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed October 20, 2006 File No. 333-137019

Dear Mr. Owings:

On behalf of SORL Auto Parts, Inc. (the “Company”), we hereby transmit Amendment No. 2 to the above referenced Registration Statement, as filed with the Securities and Exchange Commission on the date hereof and respond to your letter of November 7, 2006. Please note that we have updated the financial statements and Management Discussion Analysis for the nine months ended September 30, 2006.

General

1.  We note your response to comment 1 in our letter of September 25, 2006. However, information concerning the amount of securities to be offered is not information that may be omitted pursuant to Rule 430A. Also provide disclosure on the estimated allocation of proceeds to be received from the offering. Please revise. See Release No. 33-6714, available May 27, 1987.

Company Response:

We have made the appropriate revisions reflecting the contemplated number of shares.

2.  We note your response to comment 6 in our letter of September 25, 2006. Please further revise the first sentence in the first paragraph of your headnote to eliminate “and may not contain all of the information that is important to you.”

Mr. H. Christopher Owings
November 15, 2005

Company Response:

We have deleted the referenced phrase.

3.  We note your response to comment 10 in our letter of September 25, 2006. Please revise the captions to the following risk factors to clearly and concisely describe the risks:

•	Our operations depend highly on Messrs, Xiao Ping Zhang, our Chief Executive Officer and Xiao Feng Zhang our Chief Operating Officer and a small number of other executives.

•	We may not be able to effectively respond to rapid growth in demand for our products and of our manufacturing operations.

Company Response:

We have indicated in the referenced captions the description of the risks.

Exhibit 5.1 Opinion of Troy & Gould

4.  The third paragraph regarding assumptions counsel has relied upon appears too broad. Please revise to more clearly set forth the assumptions relied upon or eliminate the paragraph.

5.  Subparagraph B. states that counsel assumes:

•
“All factual representations and other statements regarding factual matters that are contained in the certificates of officers of the Company that we have examined are true and correct, and all factual representations and other statements regarding factual matters that are contained in the Registration Statement are true and correct.”

This also appears to be too broad. Which factual matters does this include? We remind you that counsel may not assume material facts in rendering an opinion. As such, counsel should specify the facts at issue, or revise the sentence to eliminate the assumption.

Mr. H. Christopher Owings
November 15, 2005

6.  The first paragraph on the second page of counsel’s opinion implies that the opinion is only valid as of October 18, 2006, the date it was rendered. The opinion must speak as of the effective date of the registration statement. Please revise, or alternatively, file a new opinion on the date of effectiveness.

Company Response:

We have revised our opinion to reflect the comments.

7.  Please have your auditors revise their consent to reference the specific amendment.

Company Response:

The new consents refer to Amendment No. 2.

All questions and comments regarding the foregoing should be addressed to the undersigned on (310) 789-1290.

Sincerely,

David L. Ficksman
of
Troy & Gould

DLF/wp